EXHIBIT 99.1

INNATE PHARMA HIGHLIGHTS ANKET® ABSTRACTS SELECTED FOR THE EHA 2025 CONGRESS

Marseille, France, May 15, 2025, 7:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that an abstract regarding IPH6501, its ANKET® targeting CD20 B cells currently developed in relapsed and/or refractory Non-Hodgkin Lymphoma, has been selected for the European Hematology Association (EHA) Congress 2025, taking place June 12-15 in Milan, Italy.

Abstract details
Antitumor characterization of IPH6501, a novel il2v-armed tetraspecific NK cell engager targeting CD20 B cells, in DLBCL and FL patient samples, and in preclinical combination with R-CHOP
•Abstract Code: PS2004
•Session: Poster session 2
•Session Date/Time: Saturday, June 14, 2025, 18:30 – 19:30 CEST
•More information can be found on the EHA website.

In addition, an abstract related to SAR’514/IPH6401 (developed by Sanofi) was accepted for online publication.

The BCMA NK Cell Engager SAR'514 Induces Macrophage-Mediated Phagocytosis which is improved by combination with Evorpacept, a CD47 Blocker, in Multiple Myeloma
•Abstract Code: PB2850

About ANKET®
ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About IPH6501
IPH6501 is the first Antibody-based NK cell Engager Therapeutic to co-engage activating receptors on NK cells (NKp46 and CD16), IL-2R (but not the alpha subunit) through a variant of human IL-2, and a tumor antigen (CD20) via a single molecule, hence providing proliferation and activation signals targeted to NK cells and promoting their cytotoxic activity against CD20 expressing malignant cells.

IPH6501 has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models (Demaria, EHA 2023, Carrette, SITC 2024, Demaria et al, Science Immunology 2024).

IPH6501 is currently being evaluated in a Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with relapsed and/or refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform, Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “intend,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu